EXHIBIT 99.1

PRESS RELEASE

SOFAER CAPITAL CONFIRMS IT WILL RUN AN OPPOSING SLATE OF

DIRECTORS AT THE UPCOMING FAR EAST ENERGY CORPORATION

ANNUAL MEETING

London, England October 23, 2006 – Sofaer Capital, Inc. today issued the following open letter to shareholders of Far East Energy Corporation (OTC BB: FEEC.OB):

Sofaer Capital, Inc.

Craigmuir Chambers

Road Town, Tortola

British Virgin Islands

October 23, 2006

Dear Fellow Far East Energy Shareholders,

As one of Far East Energy Corporation’s largest shareholders, we are disgusted with recent actions by the Company’s Board that we believe management has orchestrated in order to entrench itself at the expense of shareholders. We are writing to you today to ask for your support in our campaign to halt these disgraceful actions and protect the rights of investors in Far East Energy Corporation.

You have probably seen that in the past week Far East has sold well over 18 million shares of common stock, mostly to a group of unnamed “institutional investors”. Far East has also said it intends to sell even more shares in the next few days. These sales have taken place even as Far East’s share price hovers just above a historic low, and management has provided little explanation of why it needs funds so desperately now. Indeed, it postponed a shareholder call that it might have used to explain itself for almost a week on a flimsy excuse, and has used the delay to push its dilutive share sales through. Despite repeated requests, management has stonewalled attempts by Mr. Tim Whyte, our Board representative, to obtain information about these sales to which he is legitimately entitled as a Director, including information about the identities of the “institutional investors” that have purchased the bulk of the shares.

We believe the unnamed beneficiaries of this sweetheart deal may use their votes to stuff the ballot box in favor of management’s candidates for the Board of Directors at Far East’s upcoming Annual Meeting. Indeed, it is our view that management is engaging in these share sales because it is aware that a large part of the existing shareholder base would support our proposals.

Shareholders must act now to stop further damage to the Company and their investments. We will soon be filing our own proxy statement, which will nominate a group of directors who will put shareholder value before job preservation and cronyism. We urge you to join us and vote with the GOLD proxy card that we will include with that statement.

But we cannot wait until December 15 to let management know we will not tolerate its continued destruction of value and potential subversion of shareholder democracy. It has gone on for too long already.

A Record of Failure

Three Years, $60 million, No Results

We believe the numbers speak for themselves when it comes to management’s failure to deliver. Including the investment of approximately $10 million that we made along with a group of other investors in December 2004, the company has raised over $60 million since current management took over in late 2003. Investors are still waiting for verified proof of commercial gas from any one of the Company’s four wells. In the meantime, the share price has continued to fall.

This shockingly poor performance has taken place in one of the most favorable investment environments for energy firms in decades. As the Company’s own performance graph from its recent proxy filing shows, other companies in the sector have gone from strength to strength. A look at performance since current management began its tenure provides an even starker contrast: a $100 investment in Far East made at the end of 2003 would now be worth only $32.32, compared to $129.82 for an investment in the S&P 500, or $139.78 for an investment in the Dow Jones U.S. Exploration and Production Index. In another telling example, Green Dragon Gas Ltd., a company similar to Far East (perhaps even at an earlier stage of development) recently listed on the London Stock Exchange’s Alternative Investment Market and as of Friday, October 20, 2006, had a market capitalization of almost $540 million, compared to approximately $111 million for Far East.

Potemkin Governance

Management goes on for many pages in its proxy statement with boilerplate language about how wonderful its governance arrangements are. Yet we believe that its claims are as hollow as those it makes about shareholder value.

Over the past two years we have repeatedly expressed concern about the direction of the Company and its constant attempts to raise funds without a strategic plan to use them effectively. These new fundraisings started not long after we made our investment in December 2004, resulting in sales in the summer of 2005 and 2006 and culminating in the latest sale of over 18 million shares that has occurred over the past week.

Our frustration led us to conclude we had no choice but to work for change on the Board. On September 15, we nominated a group of candidates that we feel bring much-needed financial expertise and knowledge of the Chinese CBM market. We also made it clear that we were willing to enter into a dialogue with management about how to move the Company forward.

Management responded by shutting itself into a bunker. In typical fashion, it buried consideration of our proposals in a committee, which, after no attempt to speak with us, rejected them out of hand. This reaction should come as no surprise, because management has almost no money invested in the Company and therefore no incentives that align its interests with those of shareholders. For example, according to the Company’s own proxy statement, Michael McElwrath, the Company’s CEO, owns only 100 shares of common stock.

Our Way Forward for Shareholder Value

There is much that we can do together before the vote on December 15. We will be communicating with all of you over the coming weeks with our plans to enhance shareholder value and reform the Company’s governance. We intend to present a detailed plan for reform that will include:

•	Strengthening the Board with sorely need expertise to ensure strategic decisionmaking.

•	Formulating an integrated strategy for the Company that combines operations, marketing and finance over a sensible time horizon.

•	Implementing best practices that align the interests of management with those of shareholders.

•	Rolling back shareholder-unfriendly Bylaw provisions to ensure greater Board accountability and true shareholder democracy.

To show how much we believe in this Company, we will also make clear to management our willingness to purchase more equity in the Company, votable at the Annual Meeting, right now at a price higher than 90 cents per share, with no 6% commission. We feel that if management has any objective other than its own preservation, it has a duty to shareholders to consider this proposal.

We can also assure all shareholders that we are considering all options, including litigation, to enforce proper governance standards. We hope, however, that management will choose to listen before wasting more of other peoples’ money defending itself.

Make Your Voice Heard

In the meantime, we urge you to make your voice heard. There is a shareholder call scheduled for 11:00 a.m. EST today; call-in information is on the Company’s website. Participate in the call. Demand answers from management about why it is diluting existing shareholders and how it intends to stop destroying shareholder value. And don’t let management off the hook after the call. Keep asking questions until you receive the answers you deserve.

Sincerely,

/s/ Tim Whyte
Tim Whyte Investment Manager Sofaer Capital, Inc.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY SOFAER CAPITAL GLOBAL HEDGE FUND AND OTHER POTENTIAL PARTICIPANTS FROM THE SHAREHOLDERS OF FAR EAST ENERGY CORPORATION FOR USE AT ITS ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION, AND WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO SHAREHOLDERS OF FAR EAST ENERGY CORPORATION AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN ANY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT, WHEN FILED, WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: 800-322-2885 OR E-MAIL: PROXY@MACKENZIEPARTNERS.COM.

THE PARTICIPANTS IN THE PROXY SOLICITATION ARE ANTICIPATED TO BE SOFAER CAPITAL GLOBAL HEDGE FUND, SOFAER CAPITAL ASIAN HEDGE FUND, SOFAER CAPITAL, INC., SOFAER CAPITAL NATURAL RESOURCES HEDGE FUND, TIM WHYTE, ERIC WING CHEONG LEUNG, JOHN LAURIE HUNTER AND MARK ADAM PARKIN (COLLECTIVELY, THE “PARTICIPANTS”). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE 14A FILED IN CONNECTION HEREWITH AND THE SCHEDULE 13D FILED BY SOFAER CAPITAL GLOBAL HEDGE FUND AND CERTAIN OTHER PARTIES ON JANUARY 3, 2005 AND AMENDED ON JANUARY 4, 2005, OCTOBER 13, 2005 AND SEPTEMBER 15, 2006 (INCLUDING EXHIBIT 1 THERETO), AND TO BE FURTHER AMENDED OCTOBER 23, 2006 WITH RESPECT TO FAR EAST ENERGY CORPORATION. SUCH SCHEDULE 13D AND ALL OF ITS AMENDMENTS ARE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE.